Exhibit 4.7

[UNOFFICIAL ENGLISH TRANSLATION OF ORIGINAL AGREEMENT]

LEDDARTECH HOLDINGS INC.

- and -

INVESTISSEMENT QUÉBEC

INVESTOR RIGHTS AGREEMENT

December 21, 2023

THIS AGREEMENT is made as of December 21, 2023

BETWEEN:

LEDDARTECH HOLDINGS INC., a corporation governed by the Canada Business Corporations Act, having its head office at 4535, boulevard Wilfrid-Hamel, Suite 240, Québec, Québec G1P 2J7;

(the “Corporation”);

AND:	INVESTISSEMENT QUÉBEC, a legal person governed by the Act respecting Investissement Québec, having its main office at 1001, boulevard Robert-Bourassa, Suite 1000, Montréal, Québec H3B 0A7, (“IQ”);

WHEREAS, pursuant to the closing on December 21, 2023 of the transactions contemplated by that certain Business Combination Agreement, dated as of June 12, 2023, by and among Prospector Capital Corp., LeddarTech Inc. and the Corporation, IQ, through IQ-Fonds de Développement Économique and IQ-Fonds Propre, is the beneficial owner of or exercises control or direction over an aggregate of (i) 4,364,838 common shares issued and outstanding in the share capital of the Corporation and (ii) secured convertible notes in an aggregate principal amount of USD$15,000,000 which are convertible, exercisable or exchangeable into 1,500,000 shares in the capital of the Corporation (collectively, the “IQ Equity Interests”); and

WHEREAS the Corporation and IQ wish to enter into this Agreement in order to, among other things, confer on IQ certain nomination and other rights in accordance with the terms and subject to the conditions set forth herein;

NOW THEREFORE, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

The following definitions apply to this Agreement:

“Affiliates” has the meaning ascribed thereto in Regulation 45–106 respecting Prospectus Exemptions.

“Agreement” means this investor rights agreement, as it may be amended from time to time in accordance with the terms hereof.

“Board” means the board of directors of the Corporation.

“Business Day” means any day, other than a Saturday, Sunday or other day on which the principal commercial banks in Montréal, Québec are not open for business during normal business hours.

“CBCA” means the Canada Business Corporations Act, as it may be amended from time to time, as well as any legislation replacing it.

“Corporation” has the meaning ascribed thereto in the recitals.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“IQ” has the meaning ascribed thereto in the recitals.

“IQ Equity Interests” has the meaning ascribed thereto in the recitals.

“IQ Nominee” has the meaning ascribed thereto in Section 2.1(1).

“Nasdaq” means The Nasdaq Stock Market, LLC.

“Parties” means the Corporation and IQ, as well as their respective successors and assigns.

“QSA” means the Securities Act (Québec), as it may be amended from time to time, as well as any legislation replacing it.

“Securities Laws” means the QSA and any other similar legislation in any other province, state or territory of Canada or the United States in which the Corporation is or becomes a reporting issuer or the equivalent.

“Shareholders” means, at any relevant time, the registered holders or beneficial owners of one or more Shares.

“Shares” means the common shares in the share capital of the Corporation.

“Termination Date” has the meaning ascribed thereto in Section 2.1(2).

1.2	Interpretation

For the purposes hereof, unless indicated otherwise or unless the context requires otherwise:

a)	the descriptive headings used herein are inserted solely for convenience of reference and may not be used to interpret, define or limit the scope or meaning of this Agreement or any term hereof;

b)	words in the singular include the plural and vice versa and words in one gender include all genders;

c)	all monetary amounts herein are denominated in Canadian dollars;

d)	whenever any action to be taken pursuant to this Agreement would otherwise be required to be taken or made on a day that is not a Business Day, such action shall be taken at or before the time indicated on the first Business Day following such day; and

e)	any reference to a statute shall include all regulations promulgated thereunder, as the same may be amended, re-enacted, consolidated or replaced from time to time, and any successor statute thereto.

1.3	Time of the Essence

Time shall be of the essence in this Agreement.

1.4	Recitals

The recitals in this Agreement form an integral part hereof.

ARTICLE 2
NOMINATION RIGHT

2.1	Board Nomination Right

(1)	For as long as IQ continues to hold more than 60% of the IQ Equity Interests, IQ shall have the right, according to the terms and subject to the conditions set forth in this Article 2 and applicable Securities Laws, to designate one individual (the “IQ Nominee”) for nomination for election at each annual or special meeting of the Shareholders in which directors are to be elected by the shareholders of the Corporation, provided the following conditions are met for such IQ Nominee:

a)	the IQ Nominee must not have a material relationship (within the meaning of section 1.4 of Regulation 52–110 respecting Audit Committees) with the Corporation or a material relationship (within the meaning of section 1.4 of Regulation 52–110 respecting Audit Committees) with IQ, and must not be an employee, officer or director of IQ;

b)	the IQ Nominee shall qualify under the CBCA and applicable Securities Laws, and under the articles of incorporation, by-laws and policies of the Corporation in effect from time to time, to serve as a director thereof and as an independent director under applicable Securities Laws and Nasdaq rules;

c)	the designation of the IQ Nominee must be the subject of a favorable recommendation of the Corporation’s nominating committee, acting reasonably and taking into account the profile, qualifications and expertise required of an independent director of the Corporation; and

d)	the IQ Nominee consents to such background checks as the Board or any committee thereof may reasonably request in order to make the foregoing determinations, solely to the extent such checks or investigations have been or will be required from all other non-employee directors, and provides to the Corporation a completed copy of the directors and officers questionnaire the Corporation requests or will request all director nominees to complete in the ordinary course of business.

(2)	The nomination right provided for herein shall be extinguished on the date (the “Termination Date”) on which IQ holds 60% or less of the IQ Equity Interests, provided however that IQ shall nonetheless maintain its nomination right in respect of the next Shareholders meeting relating to the election of directors of the Corporation that is called after the Termination Date, following which election IQ’s nomination right shall then be extinguished.

(3)	At the request of the Board and in view of the circumstances, upon joining the Board, an IQ Nominee shall sign an agreement pursuant to which such nominee agrees to resign from the Board upon the occurrence of the circumstances indicated in Section 2.1(2) or if an IQ Nominee fails to meet a condition indicated in Section 2.1(1). IQ shall promptly notify the Corporation and the Board when its IQ Equity Interests fall below the threshold referred to in Section 2.1(2) or when it becomes aware that an IQ Nominee fails to meet a condition indicated in Section 2.1(1).

2.2	Notice of Annual Meeting

The Corporation shall notify IQ of its intention to hold an annual meeting of Shareholders at least 75 days before the date the Company anticipates filing its preliminary, or if none, definitive proxy statement relating to such meeting. IQ may notify the Corporation of its nominations for the IQ Nominee in accordance with Section 2.1(1) at any time, but at least 45 days before such anticipated filing.

2.3	Designation during the Year

Subject to the conditions set forth in this Article 2, before the first annual meeting of Shareholders following the date of this Agreement, or if the individual recommended as IQ Nominee ceases to be a director of the Corporation or if there is otherwise a vacancy in respect of an IQ Nominee, IQ may notify the Corporation of its designation for the IQ Nominee, and the Corporation shall appoint such IQ Nominee to the Board as soon as possible acting reasonably and to the extent that the CBCA, Nasdaq rules, Rule 10A-3 of the Exchange Act, applicable Securities Laws, the Corporation’s articles of incorporation, by- laws and policies in effect at that time allow (unless such IQ Nominee is already acting as an independent director of the Corporation at that time) for a term ending at the close of the next annual meeting of Shareholders.

ARTICLE 3

OTHER RIGHTS AND UNDERTAKINGS

3.1	Communication of Certain Information to the Government of Québec

IQ, as mandatary or agent of the Government of Québec, shall be authorized to disclose any information it deems appropriate to communicate to the Government of Québec that is disclosed to it pursuant to the Corporation’s disclosure protocols, provided that the recipient of such information is also subject to confidentiality obligations in favour of the Corporation. For greater certainty, IQ shall not disclose to the Government of Québec any material non-public information or any information where the communication thereof would impose an obligation of the Corporation under applicable Securities Laws.

3.2	Certificate of Ownership

IQ shall provide to the Corporation as and when reasonably requested by the Corporation from time to time, a certificate of one of its duly authorized representatives setting out the IQ Equity Interests as of such time.

3.3	Undertakings of the Corporation

(1)	The Corporation shall (i) take any and all action reasonably necessary to effect the provisions of this Agreement and the intention of the parties with respect to the terms of this Agreement and (ii) not take any action (including removing directors in a manner inconsistent with this Agreement) that would reasonably be expected to adversely frustrate, obstruct or otherwise affect the rights of IQ under this Agreement, without the prior written consent of IQ. The Corporation shall recommend that shareholders vote in favor of each IQ Nominee who shall have met the criteria for directors specified in Section 2.1(1) above and in the same manner as the Corporation shall recommend other directors nominated by the Corporation.

(2)	The Corporation shall (i) purchase and maintain in effect at all times directors’ liability insurance in an amount and pursuant to terms determined by the Board to be reasonable and customary, (ii) for so long as any IQ Nominee nominated pursuant to this Agreement serves as a director on the Board, maintain such coverage with respect to such IQ Nominee, and (iii) cause the organizational documents of the Corporation to at all times provide for the indemnification, exculpation and advancement of expenses of all directors of the Corporation to the fullest extent permitted under applicable law.

(3)	The Corporation shall pay all reasonable out-of-pocket expenses incurred by the IQ Nominee in connection with the performance of his or her duties as a director and in connection with his or her attendance at any meeting of the Board. The Corporation shall enter into customary indemnification agreements with each IQ Nominee from time to time.

ARTICLE 4
GENERAL

4.1	Notices

All notices and other communications under this agreement shall be in writing and shall be deemed to have been given if delivered personally or sent by e-mail to the Parties at the following addresses (or at any other address for the Party as is specified in like notice):

a)	To the Corporation:

LeddarTech Holdings Inc.

4535, boul. Wilfrid-Hamel, Suite 240
Québec, Québec G1P 2J7

Attn: David Torralbo, Chief Legal Officer
Email: david.torralbo@Leddartech.com

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP

1155 René-Lévesque Blvd. West, 41st Floor

Montréal, Québec H3B 3V2

Attention: Pierre-Yves Leduc and Julien Michaud

E-mail: pyleduc@stikeman.com and jmichaud@stikeman.com

b)	To IQ:

Investissement Québec

1001, boulevard Robert-Bourassa, Suite 1000
Montréal, Québec H3B 0A7

Attention: Secrétaire

E-mail: affaires.juridiques@invest-quebec.com

Attention: Nicolas.Delisle, Trésorier

E-mail: nicolas.delisle@invest-quebec.com

with a copy (which shall not constitute notice) to:

Fasken Martineau DuMoulin LLP
365, rue Abraham-Martin, bureau 600
Québec, Québec G1K 8N1

Attention: Anne-Marie Naud
E-mail: anaud@fasken.com

Any notice or other communication given personally shall be deemed to have been given and received upon delivery unless that day is not a Business Day in which case it shall be deemed to have been given and received upon the immediately following Business Day. Any notice or other communication sent by e-mail shall be deemed to have been given and received when transmission is confirmed unless that day is not a Business Day or the transmission is received after 4:30 p.m. (local time of addressee) in which case it shall be deemed to have been given and received upon the immediately following Business Day.

4.2	Further assurances

The Parties agree to execute and deliver from time to time all further documents and instruments, and to take any action which the other Party may reasonably require for the purposes of giving effect to this Agreement or to better attest or complete the meaning and intention of this Agreement.

4.3	Entire agreement

The Parties acknowledge that this Agreement constitutes a complete, true and inclusive reproduction of the agreement entered into between them and that it cancels any prior agreement with respect to the matters contemplated by this Agreement, with the Parties formally waiving their right to rely on any discussions and negotiations with respect to the matters contemplated by this Agreement which preceded signing of this Agreement.

4.4	Severability

If any term or other provision of this Agreement is invalid, illegal or unenforceable under any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon any determination that any term or other provision is invalid, illegal or unenforceable, the Parties to this Agreement shall negotiate in good faith to amend this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner such that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

4.5	Amendment and waiver

This Agreement may not be amended or modified, or any provision hereof waived, except by an agreement in writing executed by all the Parties.

4.6	Termination

This Agreement shall come into force and effect as of the date set out on the first page hereof and shall continue in force until the earlier of: a) the date on which this Agreement is terminated by the mutual consent of the Parties; and b) the Termination Date, provided that in all cases the provisions of this Article 4 shall survive termination of this Agreement and shall remain in full force and effect.

4.7	Enurement

This Agreement shall be binding upon and enure to the benefit of the Parties to this Agreement and, from time to time, their respective successors and assigns, or permitted assigns, as provided under Section 4.8.

4.8	Assignment

This Agreement and any right, benefit or obligation resulting herefrom may not be assigned by a Party without the prior written consent of the other Parties, provided that IQ may assign this Agreement or the rights, benefits or obligations resulting herefrom to an assignee which is an Affiliate without the prior consent of the Corporation.

4.9	Third party beneficiaries

The terms and conditions of this Agreement shall apply only for the benefit of the Parties and their respective successors and permitted assigns, and the Parties do not intend to confer rights on third party beneficiaries, and this Agreement does not confer any such right on third parties who are not parties to this Agreement.

4.10	Remedies

Each Party acknowledges that its failure to observe or perform its covenants and agreements herein contained shall result in damages to another Party which could not be adequately compensated for by a monetary award and accordingly each Party hereto agrees that in addition to all other remedies available to a party at law or in equity in the event another Party fails to observe or perform its covenants herein, a Party shall be entitled as a matter of right to apply to a court of competent jurisdiction for such relief by way of restraining order, injunction, decree of specific performance or otherwise, as may be appropriate to ensure compliance by each Party with this Agreement.

4.11	Governing law

This Agreement shall be governed by and construed in accordance with the laws in force in the Province of Québec and the federal laws of Canada applicable therein.

4.12	Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. A signed signature page of this Agreement delivered by a Party electronically shall have the same effect as an original of the signed copy of this Agreement delivered by such Party.

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IN WITNESS WHEREOF, the Parties have signed this Agreement on the date first hereinabove written.

LEDDARTECH HOLDINGS INC.

By:	(s) Frantz Saintellemy
	Name:	Frantz Saintellemy
	Title:	CEO

INVESTISSEMENT QUÉBEC

By:	(s) Sébastien Plante
	Name:	Sébastien Plante
	Title:	Director principal, Investissement spécialisé – Québec

By:	(s) Nancy L’espérence
	Name:	Nancy L’espérence
	Title:	Directrice d’investissement spécialisé

Investor Rights Agreement - Signature page